Exhibit 99.a(5)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:
	Chris Ward	Richard Tennant
	iBasis, Inc.	iBasis, Inc.
	781-505-7557	781-505-7409
	cward@ibasis.net	ir@ibasis.net

iBasis Successfully Completes Previously Announced Debt Refinancing

Company Strengthens Balance Sheet as 98% of Convertible Notes
are Tendered and Senior Secured Notes are Refinanced

BURLINGTON, MASS.—June 18, 2004—iBasis, Inc. (OTCBB: IBAS), the leader in Internet-based voice communications, today announced the successful completion of its debt refinancing, which was announced on April 28, 2004.

In response to its recent exchange, $37.3 million aggregate principal amount of the Company's 5 3/4% Convertible Subordinated Notes due in March 2005, representing approximately 98% of the amount outstanding, were tendered for the same principal amount of new 6 3/4% Convertible Subordinated Notes due in 2009. The new notes are convertible into common stock at $1.85 per share. Approximately $0.9 million aggregate principal amount of the original notes was not tendered for exchange and remain outstanding.

Simultaneous with the exchange, the Company closed its repurchase of all $25.2 million aggregate principal amount of its 11 1/2% Senior Secured Notes due 2005 by prepaying the existing Senior Secured Notes in exchange for cash equal to the principal amount plus accrued interest and warrants exercisable for 5,176,065 shares of the Company's Common Stock at $1.85 per share. The Company issued $29 million new 8% Secured Convertible Notes, of which $25.2 million was used to finance the prepayment. The new notes are convertible into shares of common stock at $1.85 per share, and mature three years from the date of issuance.

"I'm very pleased with this debt refinancing, which culminates a three year effort to strengthen our balance sheet," said Ofer Gneezy, President & CEO of iBasis. "Our undivided attention is now on growing our international calling card and carrier business."

As a result of this refinancing, iBasis lowered its annual interest cash costs. For financial reporting purposes, all of the interest through maturity on the Company's former 11 1/2% Senior Secured Notes was originally a reduction of the gain resulting from its debt exchange in the first half of 2003, and therefore did not subsequently affect the P & L. The quarterly interest costs of approximately $0.6 million on the new 8% Secured Convertible Notes will be charged to interest expense over the term of the notes.

Results of operations for the second quarter ended June 30, 2004 will include refinancing transaction costs of approximately $1.9 million. In addition, the Company's second quarter results will include a net charge of $0.5 million, resulting from the warrants issued to holders of the 11 1/2% Senior Secured Notes.

Separately, the Company announced that at a special shareholder meeting held today shareholders approved an amendment to iBasis' certificate of incorporation to increase the number of authorized shares of common stock from 85 million to 170 million.

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Imperial Capital, LLC acted as the dealer/manager for the Exchange Offer and the placement agent for the issuance of the new secured convertible notes.

About iBasis

Founded in 1996, iBasis (OTCBB: IBAS) is a leading carrier of wholesale international telecommunications services and a provider of retail international prepaid calling cards sold through major distributors. iBasis customers include many of the largest carriers in the world, including AT&T, Cable & Wireless, China Mobile, China Unicom, MCI, Sprint, Telefonica, Telenor, and Telstra. iBasis has carried more than nine billion minutes of international voice traffic over its global Cisco Powered Network™, and is one of the ten largest carriers of international voice traffic in the world1. For three consecutive years service providers have named the company as the best international wholesale carrier in ATLANTIC-ACM's annual International Wholesale Carrier Report Card2. iBasis was ranked the #1 fastest-growing technology company in New England in the 2002 and 2003 Technology Fast 50 programs sponsored by Deloitte & Touche. The company can be reached at its worldwide headquarters in Burlington, Massachusetts, USA at 781-505-7500 or on the Internet at www.ibasis.com.

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        Assured Quality Routing, ConnectPoint, and iBasis are registered marks, The iBasis Network, Internet Central Office, Internet Branch Office, and IP CallCard are trademarks of iBasis, Inc. Cisco and Cisco Powered Network are registered trademarks of Cisco Systems, Inc. All other trademarks are the property of their respective owners.

Except for historical information, all of the expectations, projections and assumptions contained in the foregoing press release, including those relating to the Company's current expectations regarding the proposed debt refinancing, revenue growth, sources of revenue, margin improvement and future capital expenditures constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, (i) the extent of adoption of the Company's services and the timing and amount of revenue and margin generated by these services; (ii) fluctuations in the market for and pricing of these services; and (iii) the other considerations described as "Risk Factors" in iBasis' most recent Forms 10-K and 10-Q, and the Company's other SEC filings. We have no current intention to update any forward-looking statements.

Telegeography 2003 data compared with iBasis annualized Q1 2004 traffic volume.

ATLANTIC-ACM International Wholesale Carrier Report Card—2002, 2003, & 2004